Exhibit 99.1

Continental Resources Announces Definitive Agreement to

Be Acquired by the Hamm Family

OKLAHOMA CITY — OCTOBER 17, 2022 — PR Newswire — Continental Resources, Inc. (NYSE: CLR) today announced that it has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Omega Acquisition, Inc., an Oklahoma corporation (“Merger Sub”), an entity that is owned by Continental’s founder, Harold G. Hamm. Pursuant to the Merger Agreement, Merger Sub will commence a tender offer to purchase any and all of the outstanding shares of Continental’s common stock at $74.28 per share (the “Offer Price”), other than (i) shares of common stock owned directly or indirectly by Mr. Hamm and the Hamm family and (ii) shares of common stock underlying unvested equity awards issued pursuant to Continental’s long-term incentive plans (the “Rollover Shares”). Based on the shares outstanding as of October 12, 2022, the tender offer would be for approximately 58 million shares of common stock. The Offer Price includes $0.28 in lieu of Continental’s anticipated dividend for the third quarter of 2022. Accordingly, and consistent with the Merger Agreement, Continental will not pay dividends between the signing and closing of the Transaction (as defined below).

As soon as practicable after the consummation of the tender offer, Merger Sub will merge with and into Continental (the “Merger” and, together with the tender offer, the “Transaction”), with Continental continuing as the surviving corporation, wholly owned by the Hamm family. Each share of common stock outstanding immediately prior to the effective time of the Merger (other than the Rollover Shares, shares owned by holders that validly seek appraisal rights under Oklahoma law and certain other excluded shares specified in the Merger Agreement) will be converted into the right to receive the Offer Price, without interest. The Offer Price represents a 15% premium to the closing price of the Common Stock of $64.50 as of June 13, 2022, prior to the June 14, 2022 announcement of the Hamm family’s initial offer to Continental.

There is no financing condition to the Transaction. It is anticipated that the Transaction will be financed using a combination of (i) the Company’s cash on hand, (ii) borrowings under the Company’s existing revolving credit facility and (iii) a new term loan facility to be entered into in connection with the closing of the Transaction.

Mr. Hamm currently serves as Chairman of Continental’s Board of Directors. He and the rest of the Hamm family collectively own approximately 83% of Continental’s common stock.

Continental’s Board of Directors, acting on the unanimous recommendation of a special committee consisting solely of independent and disinterested directors, has approved the Merger Agreement and the transactions contemplated thereby and recommended that Continental’s shareholders tender their shares of common stock pursuant to the tender offer.

The Transaction is governed by Section 1081.H of the General Corporation Act of the State of Oklahoma and does not require a vote by the Continental’s shareholders. Subject to the satisfaction of customary closing conditions, the Transaction is currently expected to close prior to December 31, 2022.

Intrepid Partners, LLC is acting as financial advisor and Vinson & Elkins L.L.P. is acting as legal counsel to Mr. Hamm. Evercore is acting as financial advisor and Wachtell, Lipton, Rosen & Katz is acting as legal counsel to the special committee.

About Continental Resources

Continental Resources (NYSE: CLR) is a top 10 independent oil producer in the U.S. and a leader in America’s energy renaissance. Based in Oklahoma City, Continental is the largest leaseholder and the largest producer in the nation’s premier oil field, the Bakken play of North Dakota and Montana. Continental is also the largest producer in the Anadarko Basin of Oklahoma and is the second largest leaseholder in the Powder River Basin of Wyoming and tenth largest in the Permian Basin of Texas. With a focus on the exploration and production of oil, Continental has unlocked the technology and resources vital to American energy independence and our nation’s leadership in the new world oil market. In 2022, Continental will celebrate 55 years of operations. For more information, please visit www.CLR.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes “forward-looking statements”. All statements included in this press release other than statements of historical fact, including, but not limited to, forecasts or expectations regarding the Transaction are forward-looking statements. Forward-looking statements are based on current expectations and assumptions about future events and currently available information as to the outcome and timing of future events. Such statements are inherently subject to numerous business, economic, competitive, regulatory and other risks and uncertainties, most of which are difficult to predict and many of which are beyond Continental’s control. No assurance can be given that such expectations will be correct or achieved or that the assumptions are accurate or that any transaction will ultimately be consummated. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which such statement is made. Should one or more of the risks or uncertainties described in this press release occur, or should underlying assumptions prove incorrect, Continental’s actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Except as otherwise required by applicable law, Continental undertakes no obligation to publicly correct or update any forward-looking statement whether as a result of new information, future events or circumstances after the date of this report, or otherwise.

Additional Information and Where to Find It

The tender offer referenced in this communication has not been commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for the transaction disclosure materials that will be filed with the U.S. Securities and Exchange Commission (“SEC”) when a transaction is commenced. Merger Sub will file a tender offer statement on Schedule TO and Schedule 13E-3 and thereafter Continental will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer (together with their exhibits and incorporated documents, the “Tender Offer Materials”). THE TENDER OFFER MATERIALS WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF CONTINENTAL’S COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF CONTINENTAL’S COMMON

STOCK. The Tender Offer Materials will be made available to all holders of Continental’s Common Stock at no expense to them and will be made available for free at the SEC’s website at www.sec.gov. Copies of any documents filed with the SEC by Continental will also be available free of charge on Continental’s website at www.CLR.com or by contacting Continental’s Investor Relations Department at (405) 234-9620.

Investor Contact:	Media Contact:
Rory Sabino	Kristin Thomas
Vice President, Investor Relations	Senior Vice President, Chief Communications Officer
405-234-9620	405-234-9480
Rory.Sabino@CLR.com	Kristin.Thomas@CLR.com